Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization
Hines Global REIT 2819 Loker GP LLC	Delaware
HGREIT II 2819 Loker LP	Delaware
Bishop Ireland GREIT II Limited	Dublin
GREIT II Bishops Holdings LLC	Delaware
Hines Global REIT II Ireland Fund PLC	Dublin